UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 21, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EQT Midstream Partners, LP
File No. 1-35574

EQT GP Holdings, LP
File No. 1-37380

CF #33392

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EQT Midstream Partners, LP and EQT GP Holdings, LP submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-K filed on February 11, 2016.

Based on representations by EQT Midstream Partners, LP and EQT GP Holdings, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.24(c)	through May 1, 2024
Exhibit 10.31(c)	through May 1, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary